Filed Pursuant to Rule 424(b)(3)
File No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 6 Dated September 17, 2013

To Prospectus Dated April 30, 2013

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2013 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

RECENT DEVELOPMENTS

Closing of Our Follow-On Offering

In September 2010, we commenced our initial public offering of up to $1,237,500,000 in shares of our common stock, including $237,500,000 in shares of common stock through our distribution reinvestment plan (“DRIP”).  As of September 15, 2013, we have closed our offering.  We issued 58,499,820 shares of our common stock, raising aggregate gross proceeds of $582,387,950, including 692,424 shares ($6,578,033) through our DRIP.

We plan to continue to offer shares under our DRIP beyond the termination of our offering.

As a result of the completion of the offering, beginning with the fourth quarter of 2013 we will no longer calculate our distributions based upon daily record and distribution declaration dates, but upon quarterly record and distribution declaration dates. We intend to pay distributions on a quarterly basis; however, distributions are declared at the discretion of our board of directors based on a variety of factors that they will consider at the time of authorizing a potential distribution. Distributions are not guaranteed.